March 21, 2005

Via US Mail and Facsimile

Mr. Frederick J. Dreibholz
Chief Financial Officer
Champps Entertainment, Inv.
10375 Park Meadows Drive, Suite 560
Littleton, CO 80124

Re:	Champps Entertainment, Inc.
	Form 10-K for the year ended June 27, 2004
	Commission File Number:  000-22639

Dear Mr. Dreibholz:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the Fiscal Year Ended June 27, 2004

Non-GAAP Financial Measures, pages 4 and 28

1. In light of FR-65 and the related guidance mad available by the Division of Corporation Finance on June 13, 2003, we believe you should discontinue your presentations of restaurant level operating cash flows, restaurant level operating profit and restaurant operating and franchise contribution. In this regard, our principal objection is to the exclusion of general and administrative expenses.
Since your revenue growth has been primarily attributable to the opening of additional restaurants, the expenses relating to the corporate and administrative functions that facilitate this growth should be included in any measure of profitability or performance. On page 5, you state that your site selection strategy is critical to your success and you devote substantial effort to evaluating each potential site at the highest levels within your organization. In addition, we believe the titles and descriptions of your Non-GAAP financial measures are too similar to those used for GAAP purposes, such as income from operations and cash flows from operating activities. Since the availability of borrowing under your $25 million credit facility appears contingent upon the maintenance of certain ratios involving EBITDA, you may want to consider limiting your presentations of Non-GAAP financial measures to a discussion of
EBITDA and its relationship to your loan covenants.


Item 7. Management`s Discussion and Analysis

Liquidity and Capital Resources, page 32

2. Since you disclose that your $25 million credit facility is one of your primary sources of liquidity, please expand and clarify your description of the debt covenants and specific financial ratios required under this credit facility. In this regard, we note the disclosure in Note 7 to your financial statements with respect to your former bank facility with First National Bank of Colorado. This disclosure provided specific ratios and a definition of EBITDA. Also, as suggested in our previous comment, you may want to consider including a discussion of EBITDA and its relationship to your current loan covenants. See the response to Question #10 of the Division of
Corporation Finance`s outline, Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003, for additional guidance.

Contractual Obligations and Commitments, page 35

3. We note from your disclosure on page 12 that you are required to pay the seller of the "Champ`s" and "Champp`s" service marks an annual fee. Supplementally explain to us how you have included this fee in your table of contractual obligations. If this fee has not been included, please revise in future filings.

4. We note that you have included interest payments in your table of contractual obligations and that a portion of your debt is charged interest at variable rates. Supplementally explain to us and expand your disclosure in future filings to indicate how such interest is calculated.

5. In the second paragraph below the table, you state that your long-term debt is principally comprised of convertible notes due December
2007, unless otherwise earlier converted into your common stock. Please revise this disclosure to clarify that conversion is at the option of the holder, and there can be no assurance that the price of your common stock will rise above the conversion price. Further, please discuss management`s expectations with respect to repayment or refinancing of this debt in the event it is not converted into your common stock in the future. See Instruction #5 to Item 303(a) of Regulation S-K.


Consolidated Statements of Operations, page F-3

6. We note the Total All Day Sales presented in the table on page
6
is $333,000 lower than the total restaurant sales presented in your
Consolidated Statement of Operations. Please revise or advise us supplementally with respect to this difference.


Consolidated Statement of Cash Flows, page F-5

7. The value assigned to proceeds from issuance of convertible subordinated notes of $115 million is inconsistent with the related footnotes, which disclose a value of $15 million. Please revise.


Note 4 - Other Assets, page F-14

8. Please explain to us the facts and circumstances surrounding the acquisition of the available for sale securities with zero cost basis.


Form 10-Q for the quarterly period ended January 2, 2005

Consolidated Statements of Operations, page 2

9. As discussed in our comments on your Form 10-K, we believe you should discontinue your presentations of certain Non-GAAP financial measures, including restaurant operating and franchise contribution.
In addition, even if such presentations were appropriate, Non-GAAP financial measures cannot be presented on the face of your financial statements. See Item 10(e)(1)(ii)(C) of Regulation S-K. This comment also applies to the restated Statements of Operations presented in Note 2 to your interim financial statements.


Form 8-K, dated January 31, 2005

10. We note that you have included the effect of the restatement in this Form 8-K. We also note that you have stated that your Forms 10-
Q and 10-K can no longer be relied upon due to this restatement. Please file amended Forms 10-Q and 10-K reflecting these changes for the first quarter of 2005 and fiscal 2004, respectively, as soon as practicable. Similar disclosure to the explanatory note included in this Form 8-K should be presented in these amended forms.

* * * * * * * * * * * * * * * * * * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-942-2885 or me at 202-942-1995 with any concerns as I supervised the review of your filing.

								Sincerely,



								David R. Humphrey
								Branch Chief

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Champps Entertainment, Inc.
March 21, 2005
Page 1